New Valu, Inc.

300 Plaza Drive
Vestal, New York 13850

September 5, 2006

Adsouth Partners, Inc.
1141 S. Rogers Circle
Suite 11
Boca Raton, Florida 33487

RE: MFC Stock

In consideration of $1.00 and other good and valuable consideration, receipt of which you acknowledge you agree as follows with respect to 1,250,000 shares of stock ("MFC Common Stock") of MFC Development Corp. ("MFC") owned by you.

1. Levene Gouldin & Thompson, LLP, attorneys for New Valu, Inc. shall hold 1,250,000 shares of MFC Common Stock in escrow as set forth below;

2. Adsouth Partners, Inc. agrees to cause 1,250,000 shares of MFC Common Stock together with executed Stock Power to be sent directly to Levene Gouldin & Thompson, LLP by the transfer agent;

3. Adsouth Partners, Inc. shall have forty-five (45) days to either sell the MFC Common Stock or use the MFC Common Stock as collateral for a loan at a valuation of no less than $.30 per share with all MFC proceeds of either the sale or the loan to be invested in Genco Power Solutions, Inc. in order to capitalize the company;

4. In the event that Adsouth Partners, Inc. is unable to either sell or borrow against the MFC Common Stock, then such stock shall be deemed collateral for the outstanding loan from New Valu, Inc. to Genco Power Solutions, Inc. pursuant to the terms of the Stock Pledge Agreement executed simultaneously herewith.

5. In the event that Adsouth Partners, Inc. is unable to either sell or borrow against the MFC Common Stock, then Adsouth Partners, Inc. shall have the right at anytime, including anytime prior to the expiration of the forty-five (45) day period set forth in paragraph 3 above, to request that New Valu, Inc. purchase or provide a loan against the MFC Common Stock at a valuation of the lessor of market value or $0.30 per share with all MFC proceeds of either the sale or loan to be invested in Genco Power Solutions, Inc. in order to capitalize the company. Lender, in its sole discretion, shall have the right to elect whether to purchase or provide a loan against the MFC Common Stock.

R:\HMRL\TR2006\Koffman-New Valu-MFC Stock-Ver. 2 - 090606.wpd

Please execute copies to acknowledge your consent and agreement to the above. Thank you very much.

Very truly yours,

New Valu, Inc.

By:________________________ VP

Read and Agreed:

Adsouth Partners, Inc.

By:________________________